ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

22 November 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pp K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Ventracor Secures Important New US Patent

Sydney, 22 November 2004: Ventracor Limited (ASX:VCR) today announced it had strengthened its intellectual property portfolio with the acceptance of an important new 'telemedicine' patent application by the US Patent and Trademark Office.

Ventracor Limited Chief Executive Officer Dr Colin Sutton said: "We expect licensing this telemedicine patent in the USA will help secure an additional future income stream on top of anticipated sales of the VentrAssist™."

The patent was filed several years ago and was part of the intellectual property assets retained after Ventracor sold its eHealth division in early 2003.

US Patent Office Patent Application 6,820,057 'Telemedicine System' relates to telemedicine applications over the internet and other electronic communication technologies.

The patent generally encompasses a system of connecting a medical device to a computer via an electronic communication network.

Telemedicine is the provision of health care and patient information over distance in real time using telecommunications technologies. It allows for a more intensive level of care and monitoring of patients with chronic diseases such as heart failure.

"We anticipate incorporating features like this into future versions of the VentrAssist™ in coming years but our main focus right now is to gain regulatory approval and begin selling in the major market of Europe," Dr Sutton said.

Ventracor is conducting a global trial to gain European approval for sale of the VentrAssist™ left ventricular assist system (LVAS).

The company is on track to submit an investigational device exemption (IDE) application before the end of 2004 and to begin a clinical trial in the USA in 2005.

For information about patents in the United States of America visit *www.uspto.gov*.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086